Exhibit 99.1

Sinovac COVID-19 Vaccine Collaboration with Butantan Receives Approval from Brazilian Regulator for Phase III Trial

Beijing-July 6, 2020 — Sinovac Biotech Ltd. ( “Sinovac” or the “ Company”)(Nasdaq: SVA), a leading provider of biopharmaceutical products in China, today announced an update to its previously announced partnership with Butantan, a leading Brazilian producer of immunobiologic products and vaccines.

On July 3, 2020, the Brazilian National Regulatory Agency, Anvisa, granted approval to a phase III clinical trial sponsored by Instituto Butantan to test efficacy and safety of the inactivated COVID-19 vaccine developed by Sinovac Life Sciences Co., Ltd. ( or “Sinovac LS”, previously known as Sinovac Research and Development Co., Ltd. or “Sinovac R&D”), a wholly owned subsidiary of the Company, in Brazil. This trial aims to be a pivotal study to support the licensure of this product.

Anvisa’s process review included manufacturing and clinical information generated by Sinovac, and a clinical development plan and trial protocol developed by Butantan. The agency fast-tracked the application due to the public health emergency which took approximately two weeks to conclude. The review was conducted at the highest standards as Anvisa is a full member of the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) and qualified as a full functional regulatory agency for the World Health Organization (“WHO”) prequalification process.

This study will recruit nearly 9,000 healthcare professionals working in COVID-19 specialized facilities in twelve clinical sites located in several states in Brazil. The inclusion of participants is scheduled to start this month after ethical approval is obtained from each clinical site.

"The phase III clinical trial approval is a demonstration that the Sinovac and Butantan partnership is an efficient collaboration to move forward offering hope to save lives worldwide," commented Dr. Dimas Covas, Director of Instituto Butantan.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “We are pleased to advance to Phase III trials with Butantan, which will allow us one step further to our commitment to developing vaccines for global use and to our mission of supplying vaccines to eliminate human diseases.”

Sinovac LS initiated the development of an inactivated vaccine against COVID-19 (named CoronaVac) on January 28th, 2020. Preclinical study results were published in the peer-reviewed academic journal Science. On April 13th, 2020 the National Medical Products Administration (“NMPA”) granted approval to conduct phase I and II clinical trials in China. The phase I and II trials commenced on April 16, 2020 in Jiangsu Province. China. A group of healthy adults aged 18-59 years old were vaccinated with a 0, 14 day schedule. Preliminary phase I/II results were recently reported. There was no serious adverse event after vaccinating a total of 743 volunteers in the trials, demonstrating a good safety profile for the vaccine candidate. Over 90% seroconversion was observed in the phase II clinical trial 14 days after completion of a two-dose vaccination at day 0 and day 14. A Phase II study on elderly adults is being conducted which will be followed by child and adolescent groups. The phase II trial is expected to be completed at the end of 2020. The Company has partnered with several companies outside of China for phase III efficacy studies.

About Sinovac LS

Sinovac Life Sciences Co., Ltd., (or “Sinovac LS”), previously known as Sinovac Research & Development Co., Ltd., is a research-based company incorporated in 2009 that conducts human vaccine research, development, manufacturing, and sales. Sinovac LS is a wholly owned subsidiary of Sinovac Biotech (Hong Kong) Limited. It develops several human vaccines, including vaccines against pneumonia, DTaP, Hib, hepatitis B vaccines and combo vaccines containing DTaP and Hib. Sinovac LS was granted 12 patents in vaccine technologies in China. Sinovac Life Sciences is the developer of CoronaVac, an inactivated COVID-19 vaccine candidate, and will be the marketing authorization holder of CoronaVac in China with a vaccine production license from China National Medical Products Administration (NMPA).

About Instituto Butantan

Instituto Butantan is the main producer of immunobiological products and vaccines in Brazil. Instituto Butantan carries out scientific missions domestically and abroad through the Pan American Health Organization, the World Health Organization, UNICEF and the United Nations. The Institute collaborates with other agencies of the São Paulo State Secretariat of Health and the Brazilian Ministry of Health for the improvement of overall health in Brazil. It acts in partnership with various universities, research institutions, pharmaceutical companies, and entities such as the Bill & Melinda Gates Foundation for the achievement of its institutional objectives. For more information please visit the Institute website at www.butantan.gov.br or contact the press office at (+55 11) 2627-9606 / 9428 or email to imprensa@butantan.gov.br.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, Quadrivalent Influenza vaccine (“QIV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Investors:

ICR Inc.

Bill Zima +1-646-308-1707

Email: william.zima@icrinc.com